

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NO.
8-65238

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (mm/dd/yy) AND ENDING 12/31/06 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST PEAK ADVISORS, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

100 DRAKES LANDING ROAD, BLDG. B, SUITE 150
(No and Street)

GREENBRAE (City) CA (State) 94904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID DERUFF (415) 306-0800
(Area Code – Telephone)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.


SEC MAIL PROCESSING
RECEIVED
MAR 30 2007
WASH, D.C. 185 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **David DeRuff**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **East Peak Advisors, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE


MARY K. DINDAY
COMM. #1719579
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. JAN. 23, 2011
MGC1

Signature

Managing Partner
Title

Mary K Dinday
Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(X)	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

East Peak Advisors, LLC

Annual Audit Report

December 31, 2006

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

East Peak Advisors, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Managing Member
East Peak Advisors, LLC
Greenbrae, California

We have audited the accompanying statement of financial condition of East Peak Advisors, LLC (the Company) as of December 31, 2006, and the related statements of income (loss), changes in members' equity, cash flows, and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Peak Advisors, LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 2, 2007

East Peak Advisors, LLC

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$ 109,465
Accounts receivable, net of	
$56,000 allowance for doubtful accounts	97,520
Accrued interest receivable	2,600
Securities owned, restricted	384,984
Other investments	119,871
Prepaid expenses and other assets	32,815
Furniture and equipment, net of	
$64,110 accumulated depreciation	115,188
Total assets	$ 862,443

Liabilities and Members' Equity

Accounts payable and accrued expenses	$ 28,458
Accrued pension payable	11,955
Accrued interest payable	3,358
Due to member	6,265
Total liabilities	50,036
Subordinated liability	20,000
Members' equity	792,407
Total liabilities and members' equity	$ 862,443

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2006

Revenues:	
Investment banking fees	$ 1,191,576
Gain on securities	44,921
Interest income	2,494
Other income	730
Total revenue	1,239,721
Expenses:	
Compensation and benefits	873,642
Consulting services	167,321
Rent	88,288
Research fees	58,850
Insurance	37,456
Depreciation	29,700
Professional fees	25,858
Pension expense	11,955
Interest expense	1,408
Other operating expenses	253,833
Total expenses	1,548,311
Loss before taxes	(308,590)
Tax expense	800
Net loss	$ (309,390)

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2006

	Common Membership Interests	Preferred Membership Interests, Series A	Notes Receivable Secured by Instruments	Members' Equity
Members' Equity at December 31, 2005	$ 650,783	$ 0	$ (40,000)	$ 610,783
Contributions	376,761	235,000		611,761
Distributions	(114,080)	0		(114,080)
Note receivable secured by membership interest	0	0	(20,000)	(20,000)
Payments on notes receivable secured by membership interest	0	0	13,333	13,333
Net loss	(309,390)	0	0	(309,390)
Members' Equity at December 31, 2006	$ 604,074	$ 235,000	$ (46,667)	$ 792,407

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Statement of Cash Flows

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (309,390)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	29,700
(Increase) decrease in:	
Accounts receivable	(50,020)
Accrued interest receivable	(1,400)
Securities owned. restricted	(37,611)
Prepaid expenses and other assets	(3,236)
Other investments	(119,871)
Increase (decrease) in:	
Accounts payable and accrued expenses	7,591
Accrued pension payable	(14,466)
Due to member	3,502
Accrued interest payable	1,408
Net cash provided (used) by operating activities	(493,793)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of equipment	(73,426)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	591,761
Member distributions	(114,083)
Payments on notes receivable secured by membership interest	13,336
Net cash provided (used) by financing activities	491,014
Net increase (decrease) in cash and cash equivalents	$ (76,205)
Cash and cash equivalents, beginning of year	185,670
Cash and cash equivalents, end of year	$ 109,465
NON-CASH FINANCING AND INVESTING ACTIVITIES	
Member contributions in exchange for notes receivable	$ 20,000
SUPPLEMENTAL DISCLOSURES	
Taxes paid	$ 800

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2006

Subordinated liabilities at December 31, 2005	$	20,000
Increases:		0
Decreases:		0
Subordinated liabilities at December 31, 2006	$	20,000

See independent auditor's report and accompanying notes.

East Peak Advisors, LLC

Notes to the Financial Statements

December 31, 2006

(1) Organization

East Peak Advisors, LLC (the Company) was organized as a limited liability company in the State of California on February 11, 2002 and was accepted as a member of the National Association of Securities Dealers on July 23, 2002. Liability of the Company's members is limited to their contributed capital. The Company engages in mergers and acquisition consulting on a fee basis.

(2) Summary of Significant Accounting Policies

Investment Banking Fees
Investment banking revenues are earned from providing merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not yet been collected. Accounts receivable considered uncollectible are charged against the allowance account when they are deemed uncollectible.

Securities Owned, Restricted and Other Investments
Restricted securities and other securities for which quotations are not readily available are valued, in good faith, at fair value, as determined by the managing member. The unrealized appreciation or depreciation of securities is reflected in gain or loss on securities. In those instances where there is no persuasive evidence that investments have either increased or decreased in value, cost is used as the valuation of such investments. In making valuations, the managing member takes into account the cost of the investments, developments since the acquisition of the investment, including the value of any subsequent rounds of financing and other factors the Member deems pertinent to the valuation of the investments. Due to the inherent uncertainty of valuation, the managing member's estimate of fair value may differ significantly from the values that would have been used had a ready market existed for the securities, and the difference could be material.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

East Peak Advisors, LLC

Notes to the Financial Statements

December 31, 2006

(2) Summary of Significant Accounting Policies (continued)

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes through 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee based on gross revenue.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $59,429, which exceeded the requirement by $54,429.

(4) Retirement Plan

The Company has a SIMPLE retirement plan, which covers all employees of the Company. The Company matches the employee's contribution up to three percent of employee compensation.

East Peak Advisors, LLC

Notes to the Financial Statements

December 31, 2006

(5) Risk Concentrations

Due to the nature of the merger and acquisition business, the Company's revenue during the period was the result of fees generated from twenty customers. Approximately seventy percent of investment banking fees were generated from nine customers.

At December 31, 2006, the Company held 107,019 shares of restricted Motricity preferred stock valued at $253,635 and 44,340 shares of NextG Networks preferred stock valued at $131,250.

Other investments of $119,871 represent a warrant to purchase 100,267 shares of Arasor International Limited at $1.00 Australian dollar ($.7884 US dollars).

At December 31, 2006, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limit by $25,423.

(6) Lease Obligation

In October 2005, the Company amended its office lease in Greenbrae, California adding additional space and extending the term by 60 months. The lease expires January 31, 2011. The future minimum lease payments on this lease are as follows:

Year	Amount
2007	$ 93,192
2008	96,449
2009	99,819
2010	103,305
2011	8,633
	$ 401,398

In September 2005, the Company entered into a 48-month lease for office equipment. The lease expires in 2009. The future minimum lease payments on this lease are as follows:

Year	Amount
2007	$ 3,456
2008	3,456
2009	2,304
	$ 9,216

(7) Guaranteed Payments to Members

Guaranteed payments to members that are designed to represent reasonable compensation for services rendered are accounted for as Company expenses rather than as an allocation of the Company's net income. Guaranteed payments that are designed to reflect payment of interest on members' equity accounts are not accounted for as expenses of the Company. Such payments are considered as part of the allocation of net income. Guaranteed payments of $290,624 are included in compensation and benefits on the Statement of Income (Loss) for year ended December 31, 2006.

(8) Subordinated Liability / Related Party

David DeRuff, the managing member and 51.6 percent common membership interest owner of the Company, has loaned the Company $20,000 under a subordinated loan agreement. The liability is subordinated to the claims of general creditors pursuant to a subordinated loan agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commissions net capital rule. To the extent that such borrowing is required for the Company's continued compliance with the minimum net capital requirement, it may not be repaid. The note carries an interest rate of 6.5 percent per annum and is payable on the notes maturity date of June 30, 2007. Accrued interest payable under the subordinated loan was $3,250 at December 31, 2006.

In addition, the Company owed $6,265 to David DeRuff at December 31, 2006.

(9) Incentive Membership Interest Plan

The Company has adopted an incentive membership interest plan offered to the Company's vice presidents, principals, employees and contractors. Membership interests are granted with certain restrictions and subject to a demand note receivable as consideration for the membership interest. On June 30, 2005, two $20,000 membership interests were issued for notes with a date of first vesting of March 31, 2006 and a maturity date of March 31, 2008. And, on September 1, 2006, one $20,000 membership interest was issued for a note with a date of first vesting of September 1, 2007 and a maturity date of September 1, 2009. Each $20,000 note is secured by the member's interest and will be forgiven in three equal annual payments as compensation for service to the Company. The notes carry an interest rate of six percent, payable at maturity. The Company records the membership interest as members' equity when granted and the note receivable from the member is recorded as an offset to members' equity. During 2006, $13,333 plus $800 of accrued interest was paid on the notes as compensation. At December 31, 2006, accrued interest receivable from members was $2,600.

(10) Membership Interest

The Company has two classes of membership interests – Common Membership Interests ("CMI") and Preferred Membership Interests, Series A ("PMI"). Members of the CMI Class hold all voting power and each member votes in proportion to the Member's Percentage Interest. Members of the PMI Class have the right to receive a cumulative 6% per annum in cash on each PMI within 30 days of the end of the year for which an allocation of income and distribution is declared. The PMI holder has the right to require the Company to repurchase the PMIs, to convert one PMI into one CMI, to receive preference upon a reorganization or liquidation, and to exercise limited voting rights.

No less than 30% of the revenue from a business transaction will be retained by the Company. This retained revenue will first be applied toward operating expenses of the Company, then to distributions to members for purposes of paying federal, state and local tax liabilities arising from the Company tax allocations, then to maintain sufficient working capital as determined by management, then to the cumulative PMI distributions and, finally, to CMI distributions.

SUPPLEMENTAL INFORMATION

East Peak Advisors, LLC

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2006

Net Capital		
Total members' equity qualified for net capital		$ 792,407
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		20,000
Total capital and subordinated liabilities		812,407
Less: Non-allowable assets		
Accounts receivable	$ 97,520	
Accrued interest receivable	2,600	
Prepaid expenses and other assets	32,815	
Furniture and equipment (net)	115,188	
Total non-allowable assets		248,123
Net capital before haircuts		$ 564,284
Less: Haircuts on securities		504,855
Net Capital		$ 59,429
Net minimum capital requirement of 6.67% of aggregate indebtedness of $50,036 or $5,000, whichever is greater		5,000
Excess net capital		$ 54,429

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2006	$ 69,721
Decrease in members' equity	(79,130)
Decrease in non-allowable assets	1,016
Decrease in haircuts on securities	67,822
Net capital per above computation	$ 59,429

East Peak Advisors, LLC

Schedule II
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended December 31, 2006

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Managing Member
East Peak Advisors, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of East Peak Advisors, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2006, and this report does not affect our report thereon dated March 2, 2007.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



March 2, 2007

END